Exhibit 8.1

Genmab A/S
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Genmab B.V. Genmab Holding B.V.	Utrecht, The Netherlands Utrecht, The Netherlands
Genmab Holding II B.V.	Utrecht, The Netherlands
Merus B.V. Genmab K.K	Utrecht, The Netherlands Tokyo, Japan
Genmab US, Inc.	New Jersey, United States